Filed by BRC Inc. and SilverBox Engaged Merger Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SilverBox Engaged Merger Corp I

Commission File No.: 001-40118

Black Rifle Coffee Company to Go Public via Combination with SilverBox Engaged Merger Corp I

SILVERBOX CAPITAL
ENGAGED CAPITAL
BR CC

THE COMPANY — **Mission-Driven Lifestyle Brand with Loyal Customer Base.**

Black Rifle Coffee Company is a rapidly growing and mission-driven premium coffee company founded in 2014 to support Veterans, active-duty military and first responders, and serve a broad customer base by connecting consumers with great coffee and a unique brand experience.

THE PRODUCT — **Massive Market Opportunity in Coffee and Beyond.**

Great coffee that consumers love, and high-quality merchandise that enables the Black Rifle Coffee Company community to showcase the brand.

THE STRATEGY — **Attractive Omnichannel Model with Multiple Avenues for Growth.**

Omni-channel business model with branded experiences that deliver community, quality, convenience, and value.

Following the Transaction, Black Rifle Coffee Company is Primed to Deliver Profitable Growth for Stockholders.

Vote "FOR" ALL Proposals at The Special Meeting of Stockholders on February 3, 2022.

THE TRANSACTION — **Fully Financed Transaction from Innovative Backstop Structure.**

- Values Black Rifle Coffee Company at an enterprise value of $1.7 billion – representing approximately four times projected 2023 revenues.
- $300 million in commitments (@$10/common share), led by $100 million commitment from Engaged Capital, will satisfy minimum cash condition.
- BRCC founders, management, and existing BRCC stockholders will continue to economically own approximately 62% of the company demonstrating an alignment of interests with stockholders. [1]
- Transaction will provide up to $225 million of cash for growth, including Veteran-focused hiring. [1]

1. Statistics assume no redemptions from SBEA cash in trust and are presented before impact of vesting of 21.2m shares subject to earn-outs. The transaction will be structured as a customary "Up-C" transaction structure with existing owners of BRCC holding economic, non-voting interests in an LLC and non-economic, voting interests in the public company and all other shareholders holding economic, voting interests in the public company.

For more information on Black Rifle Coffee Company, visit blackriflecoffee.com/pages/investor-relations. Disclaimer: sbcap.com/how-to-vote/.

The Special Meeting of Stockholders The Special Meeting of Stockholders will be held on February 3, 2022 to approve the business combination with Authentic Brands LLC, the parent company of Black Rifle Coffee. The boards of directors of both SilverBox-Engaged and Authentic Brands LLC have unanimously approved the proposed business combination. SilverBox-Engaged has mailed its proxy statement and voting instruction form to stockholders, which includes instructions on how to vote “FOR” all proposals on the agenda, including the business combination.How to Vote “FOR” All Proposals Stockholders of record as of the close of business on January 3, 2022 will be entitled to vote. Upon receiving SilverBox-Engaged’s proxy statement and voting instruction form, stockholders will be able to vote in the following ways: Option 1: Vote Online (Highly Recommended) 1. Locate the web address on the voting instruction form received in the mail or follow the link in the email received. 2. Locate the unique Control Number on the voting instruction form. 3. Access the designated voting website by entering your unique Control Number. 4. Follow the simple instructions provided. Option 2: Vote by Phone 1. Locate your unique Control Number on the voting instruction form. 2. Dial the designated telephone number and follow the simple voice prompts on a touch tone telephone. Option 3: Vote by Mail Sign, date and return the voting instruction form in the postage-paid envelope provided.Protect the Future of Your Investment – Support Your Board and Vote Today SilverBox-Engaged urges its stockholders who have not voted to do so as soon as possible. Your vote is important no matter how many or how few shares you own – and please note that not voting is the same as voting against the business combination. If you have any questions, please contact SilverBox-Engaged’s proxy solicitor, Morrow Sodali LLC, toll-free 800-662-5200 or email SBEA@investor.morrowsodali.com For more information on Black Rifle Coffee Company, visit blackriflecoffee.com/pages/investor-relations. Disclaimer: sbcap.com/how-to-vote/.

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SBEA. Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, BRC Inc. (“PubCo”) has filed a Registration Statement on Form S-4 with the SEC. PubCo has filed a registration statement on Form S-4 (Registration No. 333-260942) with the SEC, which includes a proxy statement of SBEA and a prospectus of PubCo, referred to as a proxy statement/prospectus. The definitive proxy statement was filed with the SEC on January 13, 2022 and was sent to all SBEA stockholders as of January 3, 2022, the record date for voting at the Special Meeting. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SBEA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Form S-4, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SBEA through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is set forth in the proxy statement/prospectus for the proposed business combination filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.